Exhibit 4.9

Form 51–102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Deep Sea Minerals Corp. (“Deep Sea” or the “Company”)
Suite 1600 - 409 Granville Street
Vancouver, BC V6C 1T2

Item 2.	Date of Material Change

May 20, 2026 and May 26, 2026

Item 3.	News Release

News Release dated May 20, 2026, was disseminated via Executive Business Services and subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On May 20, 2026, the Company announced that it intended to split the common shares in the capital of the Company (each, a “Share”) on the basis of two (2) post-split Shares for each one (1) issued and outstanding pre-split Share (the “Share Split”). The Company also announced that it had granted an aggregate of 200,000 restricted share units to an officer of the Company.

On May 26, 2026, the Company’s common shares began trading on a post-Share Split basis.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On May 20, 2026, the Company announced that it intended to complete the Share Split. Subject to the approval of the Canadian Securities Exchange (the “CSE”), all shareholders of record on May 26, 2026 (the “Record Date”) were expected to be entitled to hold two post-Share Split Shares for each pre-Share Split Share held pursuant to the Share Split. The Share Split was subject to the approval of the CSE. The Company’s name and stock symbol remain unchanged following the Share Split and the Shares, on a post-Share Split basis, began trading on the CSE on May 26, 2026. Prior to the Share Split, the Company had 23,904,125 Shares issued and outstanding. Upon completion of the Share Split, the Company has 47,808,250 Shares issued and outstanding.

In connection with the Share Split, the number of Shares issuable pursuant to the Company’s outstanding stock options and warrants, and the corresponding exercise prices thereof will be proportionately adjusted in accordance with the terms of such securities.

Effective April 1, 2026, the Company granted an aggregate of 200,000 restricted share units (“RSUs”) to an Officer of the Company pursuant to the terms of the Company’s Long Term Incentive Plan. The RSUs were granted on a pre-Share Split basis, vest immediately, and are subject to certain voluntary hold period restrictions over a 24-month period in accordance with the terms of the applicable award agreement. All outstanding RSUs will be adjusted in accordance with the terms of the Long-Term Incentive Plan in connection with the Share Split.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

James A. Deckelman, Chief Executive Officer
Telephone: 1-281-467-1279

Item 9.	Date of Report

May 28, 2026.